UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                Amendment No. 2

                           MHI Hospitality Corporation
                                (Name of Issuer)

                               Common Stock Shares
                         (Title of Class of Securities)

                                   55302L102
                                 (CUSIP Number)

                                December 31, 2007

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 55302L102


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Ferris, Baker Watts, Incorporated

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 411,177

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             411,177

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 5.96%

       12.   Type of Reporting Person (See Instructions) IA

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Item 1. (a)  Issuer: MHI Hospitality Corporation

             1.      Address:
                     4801 Courthouse Street
		     Suite 201
		     Williamsburg, VA 23188

Item 2. (a)  Name of Person Filing:
             Ferris, Baker Watts, Inc.

        (b)  Address of Principal Business Offices:

             100 Light Street
	     Baltimore, MD 21202

        (c)  Citizenship:
             Delaware Corporation

        (d)  Title of Class of Securities
             Common stock

        (e)  CUSIP Number: 55302L102

Item 3. Ferris, Baker Watts, Inc. is a broker or dealer in accordance with ss.240.13d-1(b)(1)(ii)(A).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.  Ownership of Five Percent or Less of a Class

	 Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

	 Ferris, Baker Watts, Inc. is the beneficial owner of approximately 411,177 shares of MHI Hospitality Corporation held in discretionary brokerage accounts at the firm. Individual account owners retain the right to direct the receipt of dividends from, or the proceeds from the sale of MHI Hospitality Corporation shares. Individual ownership of MHI Hospitality Corporation shares does not exceed 5 percent in any single discretionary account or combination of related or affiliated accounts.

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
Security  Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable


Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 04, 2008
                                       Ferris, Baker Watts, Inc.

                                       By: /s/ Dana Gloor
                                       --------------------------
                                       Name:  Dana Gloor
                                       Title: General Counsel